Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business Editors:
    Advantage Energy Income Fund announces offers to purchase 8.75% and 8.0%
    convertible debentures

    CALGARY, Sept. 7 /CNW/ - Advantage Energy Income Fund (TSX: AVN.UN,
NYSE: AAV) ("Advantage" or the "Fund") announced today that it has made an offer to purchase all of the outstanding 8.75% convertible unsecured subordinated debentures trading under the symbol "AVN.DB.F" (the "8.75%
Debentures") and all of the 8.0% convertible unsecured subordinated debentures trading under the symbol "AVN.DB.G" (the "8.0% Debentures").
    Following completion of the business combination involving Sound Energy
Trust ("Sound") on September 5, 2007 (the "Sound Arrangement"), Advantage
assumed all of the covenants and obligations of Sound under its debenture indentures providing for the issuance of the 8.75% Debentures and 8.0%
Debentures. Pursuant to the change of control provisions in such debenture indentures, Advantage is required, within 30 days of such change of control, to make an offer (the "8.75% Offer") to purchase all of the outstanding 8.75%
Debentures at a price equal to 101% of the principal amount of the 8.75%
Debentures (the "8.75% Offer Price") plus accrued and unpaid interest on the
8.75% Debentures up to, but excluding, the date of acquisition of such debentures (the "8.75% Total Offer Price"). Advantage is also required to make an offer (the "8.0% Offer") to purchase all of the outstanding 8.0% Debentures at a price equal to 101% of the principal amount of the 8.0% Debentures (the
"8.0% Offer Price") plus accrued and unpaid interest on the 8.0% Debentures up to, but excluding, the date of acquisition of such debentures (the "8.0% Total
Offer Price").
    Pursuant to the 8.75% Offer, holders of 8.75% Debentures are entitled to receive, at their election: (i) cash in consideration for the 8.75% Total
Offer Price (the "Cash Election"); or (ii) freely tradeable Advantage Units in consideration for the 8.75% Total Offer Price (the "Unit Election"). If the
Holder elects the Unit Election, the number of Advantage Units issued to a holder is calculated by dividing the 8.75% Total Offer Price by the Current
Market Price of the Advantage Units. For the purposes of the 8.75% Offer, the
Current Market Price of the Advantage Units was calculated as 95% of the weighted average trading price per unit of Advantage Units on the Toronto
Stock Exchange for 20 consecutive trading days ending on the fifth day preceding September 5, 2007, which number equates to $11.88 per Trust Unit entitling the Holder to receive 84.1751 Advantage Units per $1,000 principal amount of 8.75% Debenture.
    Pursuant to the 8.0% Offer, holders of 8.0% Debentures are entitled to receive freely tradeable Advantage Units in consideration for the 8.0% Total
Offer Price. The number of Advantage Units issued to a holder is calculated by dividing the 8.0% Total Offer Price by the Current Market Price of the
Advantage Units. For the purposes of the 8.0% Offer, the Current Market Price of the Advantage Units was calculated as 95% of the weighted average trading price per unit of Advantage Units on the Toronto Stock Exchange for 20 consecutive trading days ending on the fifth day preceding September 5, 2007, which number equates to $11.88 per Trust Unit entitling the Holder to receive
84.1751 Advantage Units per $1,000 principal amount of 8.0% Debenture.
    Holders of 8.75% Debentures and 8.0% Debentures will receive the 8.75%
Offer and 8.0% Offer, respectively, via mail. Such offers are open for acceptance until 5:00 p.m. (Calgary time) on Wednesday, October 17, 2007.
Debentureholders wishing to tender to the respective Offers must make their election through their broker or account representative who will then make the appropriate election through the CDS system. Accordingly, holders of 8.75%
Debentures and 8.0% Debentures should contact their broker or account representative for assistance in tendering to the Offers and making their election.
    Pursuant to the Sound Arrangement, Advantage issued approximately
17 million Advantage Units and $21.4 million to former unitholders of Sound.
Advantage currently has approximately 133.6 million Trust Units issued and outstanding.

    Advisory

    The information in this press release contains certain forward-looking statements. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan",
"continue", "estimate", "expect", "may", "will", "project", "predict",
"potential", "targeting", "intend", "could", "might", "should", "believe",
"would" and similar expressions. These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions; industry conditions; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions, of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts;
geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them. Except as required by law, Advantage undertakes no obligation to publicly update or revise any forward-looking statements.

    %SEDAR: 00016522E          %CIK: 0001259995

    /For further information: regarding the offers and accepting the offers, please contact: Computershare Investor Services Inc., 100 University Avenue
Toronto, Ontario, M5J 2Y1, Attention: Corporate Actions, 9th Floor, E-Mail:
corporateactions(at)computershare.com, Toll Free: 1-800-564-6253/
    (AVN.UN. AAV)

CO:  Advantage Energy Income Fund

CNW 12:12e 01-OCT-07